Exhibit 99.1

Tissue Dynamics and Galmed Pharmaceuticals to Develop Human-Centered Chronic Cardiac Fibrosis Platform to Advance Aramchol-Based Therapeutics

Novel vascularized, sensor-embedded cardiac organoid model will focus on chronic post-MI remodeling and HFpEF, linking lipid metabolism, SCD1 activity, fibrosis, and impaired tissue repair

REHOVOT, Israel and RAMAT-GAN, Israel, May 6, 2026 /PRNewswire/ — Tissue Dynamics Ltd. and Galmed Pharmaceuticals Ltd. (NASDAQ: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company for liver disease and GI oncological therapeutics, today announced a collaboration to develop a novel human chronic cardiac fibrosis model designed to accelerate the discovery and development of new Aramchol-based therapeutic approaches for complex fibrotic heart diseases. Cardiac fibrosis is a major driver of chronic heart failure, including long-term remodeling after myocardial infarction (MI) and heart failure with preserved ejection fraction, or HFpEF. Cardiovascular disease remains the leading cause of death globally, responsible for an estimated 20.5 million deaths in 2025. Despite this burden, there are no approved therapies that directly and durably reverse cardiac fibrosis. The disease is increasingly understood as a failure of tissue repair rooted in metabolic dysfunction: disturbed lipid uptake, oxidation, storage, and signaling can drive lipotoxicity, mitochondrial dysfunction, inflammation, fibroblast activation, and impaired regenerative remodeling. SCD1, a key enzyme controlling monounsaturated fatty-acid synthesis and membrane-lipid composition, sits at the center of this biology. Studies have shown SCD1 upregulation in experimental heart failure and linked cardiac SCD activity to lipid overload, collagen gene expression, hypertrophy, and cardiac dysfunction, while SCD also influences angiogenesis and energy metabolism in the hypoxic myocardium after myocardial infarction.

A central obstacle in cardiac fibrosis has been the lack of models capable of reproducing chronic, multicellular, mechanically active, metabolically dynamic human disease. Animal models and short-term in vitro assays often fail to capture the long-term transition from injury response to persistent fibrosis, particularly in diseases such as MI and HFpEF where human metabolism, vascular function, inflammation, and tissue mechanics interact over time. Regulators are now explicitly encouraging more human-relevant approaches. The U.S. Food and Drug Administration (“FDA”) has described a ‘transformative shift’ toward advanced human-relevant methods, including AI-powered models and human organ-on-chip systems, and has stated that New Approach Methodologies (NAMs) can improve predictivity, identify mechanisms of action, and support safer clinical development. The FDA has also announced plans to promote human organoids and organ-on-chip systems that mimic human organs, including heart models, while the EMA supports regulatory acceptance of scientifically sound NAMs and provides interaction routes for developers through its Innovation Task Force.

Tissue Dynamics and Galmed are collaborating on the development of the new platform as a high-throughput, human-centered model of chronic cardiac fibrosis, with an initial focus on the long-term effects of myocardial infarction and the fibrotic-metabolic remodeling associated with HFpEF. The platform will combine Tissue Dynamics’ highly physiological vascularized, multichambered cardiac organoids with embedded metabolic sensors, massive automation, and continuous real-time monitoring. Tissue Dynamics’ DynamiX® platform is designed to test more than 20,000 human organoids in parallel, capturing real-time functional kinetics through embedded metabolic sensors and generating longitudinal human-relevant data across metabolism, fibrosis, electrical conduction, inflammatory signaling, lipid handling, and stress pathways.

The collaboration comes at a pivotal moment for Aramchol’s drug development. In the new cardiac fibrosis program, the companies intend to apply Galmed’s expertise in SCD1 biology and metabolic-pathway modulation to human cardiac disease settings where lipid imbalance may impair vascular repair, cardiomyocyte function, fibroblast behavior, and extracellular-matrix remodeling. By monitoring thousands of organoids over time and applying AI-driven analysis to functional, metabolic, structural, and molecular endpoints, the model is expected to support rapid evaluation of Aramchol-based candidates, combinations, dosing strategies, and disease-stage-specific interventions.

Galmed aims to use this platform to develop and investigate new Aramchol-based therapies for chronic cardiac fibrotic disease.

“We believe that combining Tissue Dynamics’ human cardiac organoid technology, embedded sensors, automation, and AI with Galmed’s expertise in modulating fibrotic pathways gives us a unique opportunity to change how cardiac fibrosis therapies are developed,” said Dr. Avner Ehrlich, CEO of Tissue Dynamics. “The ability to model chronic human fibrosis in real time and at scale could allow us to investigate interventions that do more than delay disease progression. If we can identify approaches that improve tissue repair and help resolve fibrosis by correcting the underlying metabolic dysfunction, this has the potential to be a game changer for patients and for drug development in this field.” Prof. Yaakov Nahmias, Founder and CSO of Tissue Dynamics, added: “This model is one of a kind. By combining vascularized, multichambered human cardiac organoids with continuous metabolic sensing and AI, we can investigate human fibrotic processes with unprecedented precision. This is especially important for metabolic processes such as lipid remodeling and SCD1 activity, where human relevance, timing, and tissue context are essential to understanding disease and therapeutic response.”

About Tissue Dynamics

Tissue Dynamics is a next-generation human-focused CRO delivering predictive preclinical data using human organoid systems, real-time metabolic analytics, and explainable AI. Its platform is designed to replace uncertain animal studies with human-relevant mechanistic insight, improving the probability of clinical success and accelerating development timelines for biotech and pharmaceutical partners. Tissue Dynamics operates a high-throughput human organoid platform capable of testing more than 20,000 organoids in parallel and supports disease modeling, mechanistic safety and toxicology, compound profiling, custom assay development, automation, and strategic clinical design.

About Galmed Pharmaceuticals Ltd.

Galmed is a biopharmaceutical company focused on the development of Aramchol. Galmed has focused almost exclusively on developing Aramchol for the treatment of liver disease, and it is currently seeking to advance the development of Aramchol for oncological indications beyond NASH and fibrosis. In addition, as part of its growth strategy, Galmed is actively pursuing opportunities to expand and diversify its product pipeline, specifically targeting cardiometabolic indications and other innovative product candidates that align with its core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to how the collaboration is designed to accelerate the discovery and development of new Aramchol-based therapeutic approaches for complex fibrotic heart diseases. Many factors could cause Galmed’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; and the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 31, 2026 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

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CONTACT: Galmed Pharmaceuticals Ltd.; investor.relations@galmedpharma.com +972-3-693-8448